FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of June 2009

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXHIBIT INDEX

99.1	Press Release dated June 11, 2009 (“Announcement Regarding Lawsuits Against the Decisons of the ICTA”)

EXHIBIT 99.1

ANNOUNCEMENT REGARDING LAWSUITS AGAINST THE DECISONS OF THE ICTA

Subject: Statement made pursuant to Circular VIII, No: 54 of the Capital Markets Board.

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

On May 26, 2009 we have announced that our Company was evaluating to take legal actions for the protection of our rights in regards to some decisions of the Information and Communication Technologies Authority (“ICTA”)’s reduction in the termination rates of our Company and decision on retail pricing.

In this regard, our Company has filed two lawsuits in the Highest Administrative Court.

One of the lawsuits is initiated in regards to the annulment of the decision of the ICTA dated on March 25, 2009 concerning the new termination rates to be applied by our Company effective as of May 1, 2009.

The second lawsuit is related with the annulment of the decision of the ICTA dated on March 25, 2009 stating that the weighted average on-net price of each retail tariff package based on usage shall not be lower than the weighted average termination rates applied to other companies.

These lawsuits we have filed also include the request to apply to the Constitutional Court claiming that the related clauses of Law that the aforementioned decisions based are in conflict with the Constitutional Law.

TURKCELL ILETISIM HIZMETLERI A.S.

Gonca Yılmaz Batur	Savaş Ata Yavuz
Procurement & Contract Mng.	Accounting
Division Head	Division Head
11.06.2009, 10:10	11.06.2009, 10:10

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: June 11, 2009	By:	Gonca Yılmaz Batur
Name: Gonca Yılmaz Batur Title: Procurement & Contract Mng. Division Head

TURKCELL ILETISIM HIZMETLERI A.S.
Date: June 11, 2009	By:	Savaş Ata Yavuz
Name: Savaş Ata Yavuz Title: Accounting Division Head